March 18, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Open Joint Stock Company “Vimpel-Communications”
Annual Report on Form 20-F
Amendment 1 filed March 8, 2010
File No. 1-14522

Dear Mr. Spirgel:

On behalf of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”), this letter is being submitted in response to your March 15, 2010 comment letter (the “Comment Letter”) relating to Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008 filed by VimpelCom with the Securities and Exchange Commission (the “Commission”) on March 8, 2010 (the “Form 20-F/A”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 to the Annual Report on Form 20-F for the year ended December 31, 2008.

For convenience of reference, the text of the comments in the Comment Letter has been reproduced in bold below and responses are provided immediately following each of the comments.

1.	We note your disclosure that the error in accounting resulted from a deficiency in the operation of existing controls related to complex transactions only as it relates to this specific transaction. Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to correct the deficiency in the operation of existing controls as they relate to complex transactions and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Securities and Exchange Commission

March 18, 2010

Response:

The Company has revised the disclosure in Item 15 of the Form 20-F/A as requested to describe in greater detail the nature of the material weakness identified and to disclose the steps the Company has taken to correct the deficiency in the operation of existing controls as they relate to complex transactions. In addition, the Company respectfully submits that it has disclosed at the end of the third paragraph under “Management’s Annual Report on Internal Control Over Financial Reporting” in Item 15 of the Form 20-F/A that the material weakness still existed as of December 31, 2008, the end of the period covered by the report.

2.	Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Response:

The Company has revised the disclosure in Item 15 of the Form 20-F/A as requested to describe when the material weakness was identified and when the material weakness first began. In addition, the Company respectfully submits that it has disclosed at the end of the third paragraph under “Management’s Annual Report on Internal Control Over Financial Reporting” in Item 15 of the Form 20-F/A that it was the Company’s management who concluded that there was a material weakness.

* * * * *

At your request and on behalf of the Company, in connection with the foregoing responses to the Commission’s comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you require any further information or have any questions, please do not hesitate to contact me at +7.495.725.0764.

Securities and Exchange Commission

March 18, 2010

Very truly yours,

/s/ Jeffrey D. McGhie
Jeffrey D. McGhie
Vice President, General Counsel
Open Joint Stock Company
“Vimpel-Communications”

cc:	Daniel G. Walsh, Akin Gump Strauss Hauer & Feld